   THOMAS MARTIN
 (612) 340-8706
  FAX (612) 340-7800
   martin.tom@dorsey.com

October 24, 2011

VIA EMAIL AND FEDERAL EXPRESS

Duc Dang, Attorney-Advisor
Erin Martin, Attorney-Advisor
Eric McPhee, Staff Accountant
Jessica Barberich, Assistant Chief Accountant

Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	AEI Core Property Income Trust, Inc. Registration Statement on Form S-11 Filed August 29, 2011 –Commission File No. 333-176533

Ladies and Gentlemen:

This letter is submitted on behalf of the AEI Core Property Income Trust, Inc. (the “Company”) in response to the comments on the above Registration Statement communicated by letter of the Commission dated September 23, 2011.  We are simultaneously filing Amendment No. 1 to the Registration Statement, and have enclosed for your convenience, three copies of the registration statement as marked against the initial filing.

We have recreated the text of your September 23 letter below in bold, and have followed each comment with the Company’s response.  Where we could insert text from Amendment No. 1 to explain our responses, we have included that text in this letter for your convenience.

General

1.
Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Except with respect to the logo of AEI  on the cover page, and the graphic of states in which prior programs have acquired properties, the Company does not intend to include graphic or pictorial representations in the prospectus.

2.
Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

Copies of the following advertising materials are being provided supplementally with this letter:

a.  Folder Brochure

b.  Fact sheet (broker/dealer use only)

c.  A transmittal letter to accompany the prospectus

The sponsor acknowledges the requirement to file any additional promotional and sales literature that it intends to use for review by the Commission.

3.
Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your proposed share redemption program and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

Please know that the Company has considered the impact of the tender offer rules, including Rule 13e-4 and Regulation 14E, on the Company’s share repurchase program.  Please note that, consistent with the relief granted by the Commission in the letters mention above and in the letter to Wells Real Estate Investment Trust II, Inc. (Available June 26, 2007) (i) the shares will not be listed on an exchange or otherwise and the Company does not anticipate that any trading market will develop in the shares, (ii) the Company will not solicit repurchases under the Plan, (ii) during the offering period shares will be repurchased at a fixed discount from the price at which shares were initially purchased (below the public offering price), and the share repurchase program will not be available while any secondary offering is ongoing, (iii) repurchases will be available only semiannually, (iv) shares representing only 2% of the shares outstanding at the beginning of any year will be available for repurchase, and (v) the terms of the repurchase program are fully disclosed in the prospectus.  Accordingly, the Company’s program is consistent with the relief granted in the letters you reference and in more recent letters.  The Company nevertheless acknowledges its responsibility for compliance with the tender offer rules and that any further comment or failure to comment by the Commission on the Company’s conclusions will not represent the Commission’s concurrence with such analysis.

4.
We note that you may conduct the share redemption program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share redemption program. We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

Please know that the Company has reviewed the class exemptive relief granted by the Division of Market Regulation in the letter to Alston & Bird LLP dated October 22, 2007 and believes that its share repurchase program is consistent with such relief. With respect to the Company’s share repurchase program during the offering period, please note that (1) there is no trading market for the Company’s common stock and the Company does not expect any trading market to develop during the offering period; (2) the Company will terminate the share repurchase program during the offering if a secondary market for the common stock develops;(3) the Company will purchases shares under its share repurchase program at a discount from the public offering price; and (4) the terms of the share repurchase program are fully disclosed in the Company’s prospectus. The Company believes that the offering will otherwise be conducted in full compliance with regulation M..  The Company also acknowledges its responsibility for this analysis and that any further comment or failure to comment by the Commission on the Company’s conclusions will not represent the Commission’s concurrence with such analysis.

Cover Page of Prospectus

5.
Please include a summary risk factor that discloses the risk of dependence on your advisor and its affiliates. Please include a more detailed risk factor regarding the same risk in your Risk Factors section.

Please note that the dependence upon the advisor for selection of properties and the conflicts that the advisor faces are already highlighted on the cover.  Nevertheless, in response to your comment, the summary on the cover, and on pages 8 to 9 of the prospectus, have been revised to add the following risk factor:

•
We will be dependent upon the personnel of our advisor and its affiliates for all of our operations and services, and our operations will be adversely affected if those personnel become unavailable to us.

Prospectus Summary, page 5

6.
Please revise this section to provide brevity and limit repetition, except for your compensation disclosure. Provide cross references to the pages within the body of the prospectus where lengthy detailed discussions are more appropriate. Please refer to Item 503(a) of Regulation S-K.

Please note that the summary in this prospectus was, in the first filing, considerably shorter than the summary of most competitive REITs and that considerable care was taken in its preparation. What should be included in the summary as important to an investor is a matter of considerable judgment, and much of what is included is in response to regulatory review history.  Nevertheless, and in response to your comment, we have again reviewed the summary for redundancy and have removed approximately two additional pages from its content, as well as added cross references to other sections of the prospectus.

What is the experience of your sponsor and advisor?, page 5

7.
Please revise to provide a cross reference to the disclosure of adverse experiences included in the prior performance summary. Also, please revise to clarify that your advisor has no assets with which to remedy any breach of fiduciary or contractual duties or advise.

Please know that we understand the Commission’s desire to require a balanced presentation in the summary and that, if there were material events that had caused prior investment programs to have incurred significant adverse experience, the prospectus would have noted such events.

Clearly, the commercial real estate market has undergone significant upheaval during the past several years.  Just as clearly persons who have owned real estate without leverage have suffered less severe consequences from such upheaval, because they are not forced to dispose of properties during periods of declining value to cover debt service and other costs.  Persons who have not used leverage will also likely generate less increased value in their portfolio per dollar of equity investment during periods of increasing real estate values.

All prior real estate programs sponsored by AEI Capital since 1984 have invested in single tenant, net leased commercial real estate without significant leverage.  No prior investment program sponsored by AEI Capital and its affiliates since 1984 has failed to make a quarterly distribution, or to return (when distributions from operating cash flow are considered) the initial capital of investors.  Clearly, some properties owned by those programs were sold at a loss, and the tenants of some properties defaulted under their lease obligations.  None of these events, however, have been of such a magnitude to cause cessation of quarterly distributions or to cause an investor to have received less from the program than he or she invested.

Please note that the sponsors of this program are one of the longest standing, or perhaps the longest standing, sponsor in the country of investment programs for net leased commercial real estate purchased for cash.  The sponsors have offered such programs, including programs offered pursuant to registration, longer than substantially larger sponsors that offer multiple programs that have been registered for public sale, that have identical corporate structures with newly formed advisors, and that include no reference to adverse experiences associated with the experience of the sponsor in the summary.

This section of the prospectus is designed to make clear that this is not a new sponsor, and that the form of programs this sponsor offers are far from the highest risk programs.  In view of what we believe, with the absence of leverage and the longevity of this sponsor, is a conservative structure relative to sponsors who do not include this reference, and the absence of significant events that caused distributions in prior programs to be suspended, we respectfully suggest that more disclosure of adverse experience would be unwarranted and place this sponsor at a competitive disadvantage versus programs with significantly more risk and that have indeed suffered more adverse experience.

Nevertheless, in response to your comment, this section has been revised to make clear that AEI Trust Advisors was recently formed and does not have substantial assets.

How does this REIT differ from non-traded REITs or limited partnership offered by other sponsors?, page 6

8.	As currently written, this title appears to imply that you are not considered a non-traded REIT. Please revise to clarify that you are a non-traded REIT.

In response to your comment, this caption has been altered to read as follows:

“How does this REIT differ from other non-traded REITs or limited partnerships?”

Will you use leverage to purchase properties?, page 6

9.	Please revise to clarify if your policy against using leverage is memorialized in your organizational documents.

In response to your comment, the first sentence in this paragraph has been rewritten to provide that “Our articles of incorporation prohibit the use of leverage (mortgage debt) to acquire properties.”  See Section 8.4(h) of the Restated Articles filed as Exhibit 3.1 to the registration statement.

What payments will be made to your advisor and its affiliates?, page 12

10.	Please clarify if part of your operating and acquisition expenses will include the reimbursement of personnel salaries.

Please note that the more detailed table under Management Compensation makes clear, in several footnotes, that salaries, and associated benefits and administrative expense, are included in such expenses.  Nevertheless, and in response to your comment, the following sentence has been added immediately preceding the table:

Where the table describes reimbursements to our advisor and affiliates, the reimbursements are at the cost of providing services, including personnel compensation and related costs of our advisor and its affiliates.

Will you purchase my shares if I want to sell them earlier?, page 15

11.	We note that you will only accept repurchase requests twice a year. Please highlight that this is different than other non-traded REITs that offer repurchases on a more frequent basis.

We are aware of several recently filed, non-traded REITs that propose to offer daily internal valuations with quarterly independent valuations, and to provide repurchase options based upon those daily valuations.  Although the Company believes that, for assets such as real estate where there is no trading market and where valuations are performed based on discounted cash flow or comparable sale transactions, the daily valuations are not useful, it is true that the Company will allow repurchases on a less frequent basis than other non-traded REITs.

Please note that, in response to your comment 6, we considerably shortened the description of the repurchase program in the summary.  Further, in response to your comment, we have made clear in the summary that repurchases occur only twice a year, and have added the following sentence on page 65 of the prospectus:

We believe that the value of real estate does not fluctuate as significantly as market-traded assets and do not intend to value our assets, and do not intend to repurchase shares as frequently as many other REITs, some of which repurchase as frequently as daily.

Risk Factors, page 17

12.	We note that several risk factor subheadings merely state general facts about your business. For example, we note the following subheadings:

•	"We do not have separate counsel from our advisor or its affiliates," page 20;

•	"We may acquire properties from affiliates of our advisor," page 21;

•	"Minnesota law limits the ability of a third party to conduct a front-end loaded tender offer," page 22; and

•	"Common area use restrictions of shopping centers could affect a property," page 26.

13.
Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to read the risk factor subheading and understand the risk as it specifically applies to you.

In response to your comment:

•	The caption on page 20 has been revised to read as follows:

“We do not have separate counsel from our advisor and its affiliates, and if there is a conflict between us, we may both be forced to locate separate counsel, which could delay resolution and increase cost.”

•
The risk factor relating to purchase of properties from affiliates has been removed.  Unlike other REITs, the articles of incorporation of this REIT require that properties acquired from affiliates be purchased at cost and approved by disinterested directors.  Accordingly, we believe there is not a substantial risk arising from purchase of properties from affiliates that we believe is worthy of reciting in the prospectus.

•	The fair price provision also likely does not present a substantial risk. Nevertheless, we have revised the caption for this risk as follows:

“Minnesota law limits the ability of a third party to conduct a front-end loaded tender offer, which could reduce the willingness of some entities to acquire us.”

•	The caption to the risk factor relating to common area use restrictions has been revised as follows:

“Common area use restrictions of shopping centers could make properties unsuitable for some tenants and make it more difficult to sell those properties.”

We may pay some dividends from the proceeds of this offering . . . , page 18

14.	Please revise to clarify that the payment of dividends from proceeds of this offering will cause an immediate dilutive effect on investors’ shares.

We respectfully suggest that characterizing return of capital as having a “dilutive effect” is inaccurate.  Clearly returning capital will decrease the value of an investor’s shares and the subject risk factor states this.  But return of capital does not dilute the investor’s ownership interest in the Company—all distributions are pro rata among the shareholders and there is only one class of shares outstanding.

Investment Objectives and Policies

15.
We note your disclosure that your advisor and its affiliates have more than 36 years of experience. As disclosed elsewhere, please revise to clarify that your advisor was recently formed and that it is only the affiliates that have the noted experience. Also clarify whether the affiliates are obligated to provide you with services.

In response to your comment, the lead-in to this sentence has been changed to read “The personnel of our advisor who will provide services to us have more than 36 years of experience . . .”  Please note that virtually every other sponsor of externally managed programs discloses experience of the sponsor’s organization in the investment policies portion of the prospectus without focusing on the corporate structure of the sponsor and reciting organizational details that have little relevance.  AEI Fund Management has contracted to provide the services required by the advisor and AEI Fund Management has this experience. Certainly it is true that the AEI Trust Advisors was recently formed, but the sponsor does not believe that this impairs the ability of AEI Trust Advisors to provide the services required, and believe its recent formation is disclosed appropriately in other locations.

Acquisition Limitations, page 36

16.	Please revise to indicate an example of an instance in which the independent directors may approve a higher borrowing rate.

Please know that there is no expectation that borrowings will be required for operating purposes, and less expectation that any borrowings would ever exceed 10% of assets.  Nevertheless, in response to your comment, and because it was impractical to make the suggested change in “Acquisition Limitations,” a new subcaption entitled “Borrowing Limitations” has been added that discloses the most likely use of borrowings.

Management, page 39

Committees of Our Board of Directors, page 41

17.
Please revise your disclosure to indicate whether one of the audit committee members will qualify as an "audit committee financial expert" or explain why you have determined not to include a "financial expert" on the audit committee.

Please note that, because the registrant will not be a listed entity, the requirements of S-K Item 407(d) do not apply to this issuer.  Nevertheless, the registrant has no objection to adding this disclosure and has added the information to the prospectus on page 41.

Management Compensation, page 47

18.
Please tell us how you determined the estimated maximum for the acquisition expenses since you may have to pay them "regardless of whether [you] actually acquire the properties." Also, discuss your basis for the 2% estimation and clarify that such percent is not a limitation.

The estimates of acquisition expenses are based upon the expenses incurred with respect to acquisition of properties by similar investment programs managed by the same sponsors during the past 25 years.  After considering front-end expenses, this historical experience yields acquisition expense of approximately 2% of the cost of each property.  We believe that the footnote to this section makes clear that acquisition expenses can total up to 6% of the cost or properties, and that the 2% is only an estimate.

19.	Please tell us why you are not able to provide an estimate of the initial yearly payment for your asset management fee based on the maximum amount of proceeds raised.

In response to your comment, we have revised the disclose to include an estimate and footnoted the basis for the estimate.

20.
Please revise to include a risk factor to discuss the risk associated with the fact that, at least initially, the payment of the asset management fee will not be based on your management's performance. Also, revise to clarify here whether "average invested assets" will incorporate any impairment to your properties, if recorded.

In response to your comment, the following risk factor has been added to page 20 of the Prospectus:

We will pay our advisor an asset management fee equal to 0.6% of our average invested assets regardless of whether we perform as expected and this fee could encourage our advisor to take actions not in our best interest.

Our advisory agreement requires that we pay our advisor an asset management fee equal to 0.6% of our average invested assets as recorded based upon their book value and as adjusted for impairment, but without adjusting for depreciation, amortization and non-cash reserves. We are required to pay this fee regardless of whether our assets are generating a favorable return or are otherwise performing. Because this fee is based on the amount of our assets rather than their performance, it could encourage our advisor to take actions that are not in the best interest of our shareholders.

21.	Refer to footnote (2) on page 49. Please explain what "fully-loaded" personnel costs means in plain English.

Although we believe that this term was defined in the context of the sentence, in response to your comment we have deleted the term so that this is more clear.

22.
Please clarify whether the various expense reimbursements to your advisor, sponsor, and its affiliates incorporate a profit for such parties. Also, clarify whether reimbursements of salaries include those of your officers.

In response to your comment, footnote (2) has been revised to make clear that personnel include officers, and that such reimbursements do not generate a profit.

Conflicts of Interest, page 51

23.	Please disclose the approximate amount of time that your advisor, its officers and affiliates may devote to your business.

The amount of time devoted by personnel to the business of the registrant will depend to a significant extent upon the breadth of its operations: if the maximum proceeds are raised, a considerable amount of the time of personnel will be devoted to the Company’s business.  If only the minimum is raised, less time will be devoted. Further, different personnel will devote different amounts of their time to the Company’s operations during different phases of its operations.  It is not possible to estimate the amount of time required without knowing the amount of funds at the registrant’s disposal, and we are unaware of any other similarly situated registrant that has provided such an estimate.

24.
Please revise your disclosure to address the conflict of interest that is presented when determining whether to pursue liquidation or listing, including a discussion of the benefits your advisor would receive by pursuing listing over liquidation.

In response to your comment, a paragraph discussing the conflict presented to the advisor in recommending liquidation or listing has been added to the conflicts section of the prospectus.

Prior Performance Summary, page 54

25.	Please tell us why you believe it is material to discuss prior programs from beyond ten years ago or revise your disclosure accordingly. Please refer to Item 8.A of Industry Guide 5.

The sponsor acknowledges the requirement to provide a narrative summary of prior performance for a period of ten years.  The sponsor has, however, raised investment programs with substantially identical investment objectives, and that have purchased single tenant, net leased commercial properties, since 1984, and the sponsor has created only programs with these objectives.  The sponsor believes that its history over the 27 years that these programs have been operating presents a more detailed picture of the consistency of its operations and a more statistically averaged picture of where properties are purchased and the character of properties.  If the data is presented for only ten years, and because it has not aggressively offered large, new programs during that period, the sponsor believes that the statistics would present an unfairly truncated impression of the sponsor’s experience.

26.	Please revise to provide a break out of the different types of commercial properties discussed in this section. Please refer to Item 8.A.l.f of Industry Guide 5.

Please note that industry guide 5 requires a breakout of “properties that are commercial (broken out by shopping centers, office buildings and other) and residential.”  Please note that none of the prior programs offered by the sponsors have purchased residential properties, shopping centers or office buildings.  All of the properties purchased consisted of single tenant, net leased properties occupied by restaurants, retail establishments, repair shops, daycare centers, or similar tenants under long-term leases and therefore fall within “other.”  Further, because of the character and term of the leases, and the all cash nature of the purchases, the sponsor believes that more finely detailing the industry of the tenants may be of little relevance to investors.

27.
Please disclose any adverse business developments or conditions with respect to the programs sponsored by AEI Capital Corporation and its affiliates under a separate subheading. Refer to Item 8.A.2 of Industry Guide 5.

In response to your comment, the last paragraph of the prior performance section has been separately captioned “Adverse Business Developments.”  As indicated above, the sponsor has not operated a program where business developments have cause it to fail to make a quarterly distribution, or caused the program to fail to return, with distributions from operations, more than an investor’s original investment.  Certainly many of the programs have owned properties where a tenant has defaulted under a lease, and the tenant default has caused a reduction in cash available for distribution, and in many cases, a reduction in the value of the underlying property.  Because prior programs have owned multiple properties, and because properties were not significantly leveraged, these tenant defaults have reduced performance rather than caused a program to have a negative return.  This section of the prospectus discloses these events generally and the sponsor does not believe any single tenant default would be material to investors in this program.

Description of Our Common Stock, page 60

28.           Refer to the first paragraph of this section. Please revise to clarify that the summary highlights all the material provisions.

We note that we have found no other prospectus where a requirement has been imposed to indicate that the prospectus highlights all material provisions of the articles of incorporation.  No such statement is included in any prospectus of Cole Credit or American Capital Realty Trust.  We assume that the Commission will apply this policy uniformly in their future filings.  Consistent with that assumption, we have added the following sentence to the description of common stock:

“We believe this prospectus summarizes the provisions of our articles of incorporation relating to our common stock that would be material to you, but you should review our articles of incorporation and the definitions they contain for a detailed understanding of those provisions.”

Organization and Offering Expenses, page 96

29.	Please disclose the amount of organizational and offering costs incurred to date on your behalf.

In response to your comment, we have added information to the Organization and Offering Expenses paragraph of Note 2 to the Balance Sheet. We disclosed the amount of organization and offering costs incurred through the date of the balance sheet and the costs incurred subsequent to that date through the date of filing.

Appendix A — Prior Performance Tables, page A-1

Table I, page A-2

30.
It is unclear whether the line item "other (a)" represents the distributions in excess of GAAP cash flow from operations or net income because you reference both cash flow and return of capital in footnote (a). Please revise to clarify.

In response to your comment, footnote (a) was revised to eliminate the references to net cash flow and return of capital and to make clear that such distributions were derived from offering proceeds.

Table III, page A-4

31.
Please revise the cash generated from operations line to reflect the impact of acquisition expenses incurred. Similarly, revise your disclosure of the sources of distributions to investors accordingly if those figures are based on your modified cash generated from operations numbers. You can retain footnote (c) to clarify that your partnership agreement directs the use of offering proceeds to fund acquisition costs.

In response to your comment, the cash generated from operations line was adjusted to reflect the impact of acquisition expenses incurred. In addition, the per $1,000 invested Cash Distributions to Investors – Source (on a cash basis) numbers were revised to reflect this change.  The two lines in the table that reference footnote (a) were changed from “Cash Reserves” to “Other” and the footnote was revised to make clear that “other” consists of both cash generated from prior period operations or cash from offering proceeds. The Federal income tax and GAAP basis per $1,000 invested numbers were not affected by this change.

As a result of this change, the last sentence of footnote (c) (applicable only to pages A-6 to A-8) was deleted as it is no longer applicable. In addition, the remaining two sentences from footnote (c) were moved to the end of footnote (a).

Part II — Information Not Required In Prospectus, page II-1

32.	Please tell us why you are filing the "Form of various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

Please know that we will file final, executed versions of the various agreements, including the opinions, prior to requesting acceleration of the effective date of the registration statement.  As indicated in the cover letter accompanying the initial filing of the registration statement, forms of the opinions were filed because of the possibility that the articles of incorporation would change, and because the opinions are based, at least in part, upon such articles.  A form of restated articles was filed because state securities administrators, in applying the NASAA guidelines, require changes in some provisions of the articles of incorporation and we wished to avoid successive filings with the Minnesota Secretary of State.  The Advisory Agreement has not been signed and is therefore filed as a form, but will be signed prior to requesting acceleration of the effective date.

Exhibit 8.1 — Draft Tax Opinion

33.
Refer to the last paragraph of your draft tax opinion, which states that the "opinion is being furnished to you solely for your benefit and may not be used for relied upon by any other person or for any other purpose without our prior written consent." Please note that it is inappropriate to place limitations on who may rely upon your opinion and revise accordingly.

In response to your comment, the draft tax opinion has been revised.  A final, signed copy of the opinion will be filed by amendment prior to the time the Company requests acceleration of the effective date of the registration statement.

Please know that the Company will confirm the matters set forth in your letter as part of its request for acceleration of the effective date.  We are not requesting acceleration at this time and would not request acceleration until you have had adequate time to review the amendment and these responses.

If you have questions regarding these responses, please know that I would be happy to discuss them with you at any time.  Please feel free to call me at 612-340-8706 or to e-mail me at martin.tom@dorsey.com if convenient.

                                Very truly yours,

                                Thomas Martin

TM:tlg